VirZoom

"It's Your Move" - 1 x 60 Second Landing Page Hero Video

Scene	Audio	Video
1A	**Voice Over:** Imagine a world where every movement takes you on a new adventure…	**Shot:** Quick succession of drone shots of a serene mountain lake, a bustling city, a lush forest, and a vast desert. **[STOCK CLIPS]** The environments are shown in rapid succession, with different ambient sounds in each environment.
1B	**Voice Over:** …transforming the ordinary into the extraordinary.	**Shot:** Close-up of a player in a living room setting putting their VR headset on. *match cut with* The same player, in the same close-up framing, now in a lush park environment, as if transported away to a new world. We then jump to a wide shot of the same player w/ their headset on, standing in this environment, spinning around, really taking in the full environment. **[CAPTURED BY LEMONLIGHT]**
2	**Voice Over:** Welcome to VirZOOM. It's immersive, it's exhilarating, and it's your next big investment opportunity.	**Shot:** A series of aerial drone stock clips looking towards the Boston skyline. **[STOCK]** **Graphic:** The VirZoom logo appears overtop of the scenic backdrops.
3	**Voice Over:** Our patented VR technology moves as you move, bringing players closer to real-world experiences than ever before.	**Shot:** [Talent permitting] We now see different players each put on a VR headset in different sections of the studio (to feel like different settings). One starts pedaling, another running, and another flying. **[CAPTURED BY LEMONLIGHT]**
4	**Voice Over:** Gameplay results from natural movement letting players say goodbye to static gaming.	**Shot:** A variety of shots of gameplay clips representing the different experiences each

		play is experiencing, intercut with the live action footage that mirrors what's being seen in-game. **[CAPTURED BY LEMONLIGHT/VIRZOOM]**
5	**Voice Over:** Since launching in 2019, our flagship game, VZfit has captivated users worldwide, boasting over 950,000 installs and generating over $3 million in revenue.	**Shot:** Dynamic chart showing the rise in users and revenue. *[On-screen, in micro-type]* **__Disclaimer__: Users and revenue are presented as of May 7, 2024. Users are subject to change, and the Company's past performance is not indicative of future results.*
6	**Voice Over:** With our newest app, Fly set for release in 2024, we're aiming to grow VirZOOM to $500 million in annual recurring revenue by 2030.	**Shot:** Graphic promoting $500 million target by 2030. *[On-screen, in micro-type]* **The forecasted Annual Recurring Revenue of $500 million by 2030 is based on projected market trends, consumer demand for immersive gaming experiences, and the company's ability to effectively execute its growth strategy.*
7	**Voice Over:** Led by a team with 175 years of combined experience and pioneers of franchises like Guitar Hero, our apps are crafted by the best minds in virtual reality.	**Shot:** Highlight individual team members in action, brainstorming, coding, and testing VR environments. *[On-screen, in micro-type]* **__Disclaimer__: Management information is current as of May 2024. Management's history producing other franchises is not indicative of future results for the Issuer's apps.*
8	**Voice Over:** Join us and change the way we play and experience the world from the comfort of our own homes.	**Shot:** A variety of shots of users, immersed in different virtual environments, moving freely and having fun with VirZoom's apps.
9	**Voice Over:** Help drive the next wave of VR innovation, create captivating adventures and expand our virtual horizons.	**Shot:** Users remove their headsets, smiling, satisfied and ready for more.
10	**Voice Over:** Invest in VirZOOM. It's your move.	**Shot:** Branded endslate **Graphic:** Invest in VirZOOM. It's your move. www.invest.virzoom.com *[On-screen, in micro-type]* **__Disclaimer__: Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other*

		information. Past performance is not indicative of future results, and securities are subject to risks, including loss of principal.

*Note: B-roll selection is subject to change; visuals described in the Video column are not final.